[Philadelphia Consolidated Holding Corp. Letterhead]
April 4, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Philadelphia Consolidated Holding Corp. Definitive Proxy Statement for Annual Meeting of Shareholders
Ladies and Gentlemen:
     On behalf of Philadelphia Consolidated Holding Corp. (the “Registrant”), pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, transmitted herewith via EDGAR are the Registrant’s definitive proxy materials, including the proxy statement and other materials, relating to the Registrant’s 2007 Annual Meeting of Shareholders.
     Proposal 4 in the proxy statement relates to the approval by shareholders of the amendment and restatement, and subsequent amendment, of the Philadelphia Insurance Companies Non-Qualified Employee Stock Purchase Plan (the “Non-Qualified ESPP”). If the amendment and restatement, and subsequent amendment, of the Non-Qualified ESPP are so approved, the maximum number of shares of the Registrant’s common stock available for purchase under such plan will be increased from 3,000,000 to 6,000,000.
     Proposal 5 in the proxy statement relates to the approval by shareholders of an amendment to the Philadelphia Insurance Companies Directors Stock Purchase Plan (the “Directors Stock Purchase Plan”). If the amendment to the Directors Stock Purchase Plan is so approved, the maximum number of shares of the Registrant’s common stock available for purchase under such plan will be increased from 75,000, to 125,000.
     Shares of the Registrant’s common stock that may be issued under each of the Non-Qualified ESPP and the Directors Stock Purchase Plan, as amended, and that are not already the subject of a Form S-8 Registration Statement filed with the Commission in connection with such plan, will be registered on a Form S-8 Registration Statement as soon as practicable after shareholder approval of the amendments to those plans.
     Please call me at (610) 617-7626 if you have any questions.

Sincerely,
/s/ Joseph J. Barnholt
Assistant Vice President
Philadelphia Consolidated Holding Corp.